Algonquin Power & Utilities Corp. Announces Date for Fourth Quarter and Full Year 2022 Financial Results and Conference Call

OAKVILLE, Ontario – January 30, 2023 – Algonquin Power & Utilities Corp. ("AQN") (TSX/NYSE: AQN) today announced plans to release its fourth quarter and full year 2022 financial results on Friday, March 17, 2023, before market open. AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, March 17, 2023, hosted by President and Chief Executive Officer, Arun Banskota, and Chief Financial Officer, Darren Myers.
Conference call details are as follows:

Date:	Friday, March 17, 2023
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1-800-806-5484
	Toll Dial-In Number	(416) 340-2217
	Event Passcode	6510489#
Webcast:	https://edge.media-server.com/mmc/p/acber5vc
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities, together with its pipeline of renewable energy development projects. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500